Exhibit 99.46

NATIONAL INSTRUMENT FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA) AND
NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Burcon NutraScience Corporation (“Burcon”)
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2
Phone: (604) 733-0896

Item 2.	Date of Material Change

March 4, 2011

Item 3.	Press Release

March 4, 2011

The press release was disseminated through Canada Newswire Limited, Canada Stockwatch and Market News. It was also filed with the regulatory authorities via SEDAR.

Item 4.	Summary of Material Change

On March 4, 2011 Burcon announced that it had amended the license and development agreement (the “License and Development Agreement) dated September 16, 2003 and as amended on June 18, 2007 and November 12, 2010 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”).

Item 5.	Full Description of Material Change

On March 4, 2011 Burcon announced that it entered into an agreement (the “Amendment”) to amend the license and development agreement (the “License and Development Agreement) dated September 16, 2003 and as amended on June 18, 2007 and November 12, 2010 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”). Under the terms of the Amendment, the parties agreed to extend the Development Period (as defined in the License and Development Agreement) under the License and Development Agreement to provide that the

“Approval Date” in Section 2.2 will be deemed to be March 1, 2011. Burcon’s main research objective during the one-year term of this amendment is to further the development and commercialization potential of the Burcon’s canola protein products (the “Products”) by further establishing their unique functional and nutritional characteristics.

In connection with the generally regarded as safe (GRAS) notification process to the US Food and Drug Administration undertaken by ADM and Burcon for the Products, ADM contributed US$360,000 (“ADM’s Expenses”). Burcon has agreed to reimburse ADM for ADM’s Expenses on March 1, 2012. Upon receipt of ADM’s Expenses, all results from the GRAS notification process will owned by Burcon.

Unless Burcon and ADM reach any other agreements, the License and Development Agreement will terminate on March 1, 2012.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Johann F. Tergesen
1946 West Broadway
Vancouver, B.C.
V6J 1Z2
Telephone: (604) 733-0896

Item 9.	Date of Report

March 14, 2011